[LETTERHEAD OF CARRIZO OIL & GAS, INC.]

October 27, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-159237)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-159237) be accelerated so that it will become effective on October 29, 2009 at 10:00a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

CARRIZO OIL & GAS, INC.

By:	/S/ PAUL F. BOLING
Paul F. Boling
Chief Financial Officer, Vice President,
Secretary and Treasurer

cc:	Mr. H. Roger Schwall

Mr. Sean Donahue

Securities and Exchange Commission

Mr. Gene J. Oshman

Mr. James H. Mayor

Baker Botts L.L.P.

[LETTERHEAD OF CARRIZO OIL & GAS, INC.]

October 27, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sean Donahue

Re:	Acknowledgments Related to Carrizo Oil & Gas, Inc.’s Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-159237)

Ladies and Gentlemen:

In response to the comments of the Staff of the Division of Corporation Finance received on June 1, 2009, July 22, 2009, August 20, 2009, September 22, 2009, October 14, 2009 and October 26, 2009 with respect to the Registration Statement on Form S-3 (Registration Statement No. 333-159237), originally filed on May 13, 2009 by Carrizo Oil & Gas, Inc. (the “Company”), as amended, the Company hereby acknowledges in connection with its response to the staff’s comments that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CARRIZO OIL & GAS, INC.

By:	/S/ PAUL F. BOLING
Paul F. Boling
Chief Financial Officer, Vice President,
Secretary and Treasurer

cc:	Mr. Gene J. Oshman

Mr. James H. Mayor

Baker Botts L.L.P.